金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

03 JAN -7 AM 8:52



January 3, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporat
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


03003209

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
D2 – Notification of Changes of Secretary and Directors	November 13, 2001
Annual Return	September 26, 2002
D2 – Notification of Changes of Secretary and Directors	March 12, 2002

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com

Exemption#82-3604

CR 2001 C262



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

- ☐ Resignation or cessation 辭職或停職
- ☐ New appointment 新委任
- ☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請填寫續頁A 填寫)

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代



d Address

For Official Use 此欄供本處填寫

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	03 / 11 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: Chau Kwok Wai

Name / ~~New Name~~ 姓名／新姓名:

Surname 姓氏: ____ Other names 名字: ____

Alias (if any) 別名（如有的話）: ____

Previous Names 前用姓名: ____

Address 地址: 5/F, The Primrose, 38 Rose Street, Yau Yat Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼: D063044(7)

Company Number 公司編號: ____

b Overseas Passport 海外護照

Number 號碼: ____ Issuing Country 簽發國家: ____

This Notification includes nil **Continuation Sheet A and** nil **Continuation Sheet B.**

本通知書包括 ____ 張續頁A及 ____ 張續頁B。



Signed 簽名:

(Name 姓名): (Wong Man Kit) Date 日期: November 13, 2001

~~Director~~ Secretary ~~Manager~~ ~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Exemption#82-3604



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

Note 註 2) 2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

Note 註 3) 4 Address of Registered Office 註冊辦事處地址

8/F, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, N.T.

Note 註 4) 5 Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

HK$7,620,081.39

Presentor's Name and Address
提交人的姓名及地址
Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.

For Official Use
請勿填寫本欄

Annual Return
周年申報表

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

54055

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$400,000,000	531,905,067	HK$265,952,533.50	HK$265,952,533.50
Total 總值	HK$400,000,000	531,905,067	HK$265,952,533.50	HK$265,952,533.50

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box* 請在適當空格內加 ✓ 號

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ______
由遞交 ______ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ______
於申報表日期的成員數目是 ______ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: **54055**

Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Wong 黃	Man Kit 文傑

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat D, 16th Floor, Block 2, Tsui Chuk Garden, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E873240(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
Lo 羅	Chung Wing Victor 仲榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House 22, Bella Vista, Silver Terrace Road, DD229, Lot 232, Silverstrand Beach, Clearwater Bay, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E343873(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*  ☑ Director 董事  ☐ Alternate Director to 替代董事 ______

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

54055

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Ng 吳	Sung On Andrew 崇安

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 12 Cooper Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A901723(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
Lo 羅	Chung Ping Kevin 仲炳

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: G/F, Flat E, 68A MacDonnell Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E335072(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號
54055

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Lo 羅	Chung Wai Paul 仲煒
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址
Town House T24, 41 Fa Po Street, Village Garden, Phase II, Kowloon

Identification 身份證明
a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E207160(A)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Leung 梁	Pak Chuen 伯全
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址
#18-03 Euro-Asia Court 3, River Valley Close, Singapore 0923

Identification 身份證明
a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E381673(0)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期		
12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 54055

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Ku 顧	Yuk Hing Richard 玉 興

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat G, 9/F, Begonia Mansion, Taikoo Wan Road, Taikoo Shing, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A846493(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Chuang 莊	Siu Leung Andrew 紹 樑

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat 2A, Hollywood Heights, 6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A862479(0)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 54055

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Chau 周	Kwok Wai 國偉
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 5/F, The Primrose, 38 Rose Street, Yau Yat Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D063044(7)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Wong 王	Wai Kan 維勤
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 8/F, Flat B, 20 Nassau Street, Mei Foo Sun Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E457857(4)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return 周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 54055

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Lo 羅	Siew Kiong John 肇強
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 18th Floor, Apartment A, Tower 10, Island Harbour View, 11 Hoi Fai Road, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D399792(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Cheung 張	Ting Kau Vincent 定球
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 51D, Mt. Kellett Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D105941(7)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期		
12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 54055

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lui 呂	Ming Wah 明 華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: A2, 12/F, 67 Beacon Hill Road, Kowloon Tong, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A652463(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 *  ✓ Director 董事  Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期		
12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

54055

(Note 註 8) 11 **Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	Abacus Share Registrars Limited 5/F., Wing On Centre 111 Connaught Road C., Hong Kong

(Note 註 9) 12 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2001	To 至	31	03	2002

(Note 註 10) 13 **Certificate** 證明書

(a) I certify that the information given in this Return (including 5 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司自上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 29(1)(b)條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關，如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Wong Man Kit)

~~Director 董事~~ / Secretary 秘書 *

Date 日期：September 26, 2002

* *Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

12	09	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 54055

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please refer to the Attachment				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



COPY

Companies Registry
公 司 註 冊 處

Form 表格 D2 Exemption#82-3604

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

For Official Use
請勿填寫本欄


收件日期 RECEIVED
12 -03- 2002
公司註冊處(行政組)
COMPANIES REGISTRY

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	11 / 03 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／~~New Name~~ 姓名／新姓名:

Surname 姓氏	Other names 名字
Leung	Pak Chuen

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: #18-03 Euro-Asia Court 3, River Valley Close, Singapore 0923

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E381673(0)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes nil Continuation Sheet A and nil Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名: 

(Name 姓名): (Wong Man Kit) Date 日期: March 12, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*